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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                                   739256-10-5
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                                 (CUSIP Number)



                               September 15, 1995
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             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: /X/

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages.)


                               (Page 1 of 6 Pages)

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CUSIP No. 739256 10 5                     13D                         Page 2

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  1   NAME OF REPORTING PERSONS
                        VENTURE PARTNERS LTD.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [  ]
                                                                 (b) [XX]
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS


        OO
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                               [  ]
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                      CONNECTICUT
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  NUMBER OF SHARES        7    SOLE VOTING POWER
  BENEFICIALLY OWNED
  BY EACH REPORTING             149,468
  PERSON WITH:         ---------------------------------------------------------
                          8   SHARED VOTING POWER
                       ---------------------------------------------------------

                          9   SOLE DISPOSITIVE POWER

                                149,468
                       ---------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          149,468
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [  ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2%
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  14   TYPE OF REPORTING PERSON

       CO
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                                                                      Page 3

ITEM 1 - SECURITY AND ISSUER

Common Stock ($ .0001 par value) of Power Designs Inc., 250 Executive Drive, Edgewood, NY 11717 (the "Company").

ITEM 2 - IDENTITY AND BACKGROUND

     WITH REGARD TO THE FILER OF THE STATEMENT

a)   Venture Partners Ltd. ("Venture Partners" or "Filer"); organized in
     Connecticut
b) Business address and Executive Offices at Mill Crossing, 1224 Mill Street, East Berlin, CT 06023
c)   Engaged in investment and consulting
d)   No criminal convictions or proceedings
e)   No civil proceedings with regard to security laws
f)   n/a

     WITH REGARD TO THE OFFICERS AND DIRECTORS OF THE FILER

a)   Gary M. Laskowski; President and Director of the Filer
b) Business address at Venture Partners Ltd., Mill Crossing, 1224 Mill Street, East Berlin, CT 06023
c)   Engaged in investment and consulting
d)   No criminal convictions or proceedings
e)   No civil proceedings with regard to security laws
f)   United States of America

a)   Jonathan D. Betts; Vice President of the Filer
b) Business address at Venture Partners Ltd., Mill Crossing, 1224 Mill Street, East Berlin, CT 06023
c)   Engaged in investment and consulting
d)   No criminal convictions or proceedings
e)   No civil proceedings with regard to security laws
f)   United States of America

ITEM 3 - SOURCE AND AMOUNT OF FUNDS

     On September 15, 1995 Venture Partners transferred 1,072,028 Shares of the Company's Common Stock ("Shares") for no consideration to Millenia Capital Holdings LLC, and 145,928 Shares to four unrelated individual shareholders in exchange for loans previously made to the Company.

ITEM 4 - PURPOSE OF TRANSACTION

     Venture Partners initiated this transaction with the ultimate goal of liquidating its holdings in the Company. See description at Item 3 above, which is incorporated by reference. The remaining Shares held are being held primarily for investment

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                                                                      Page 4

purposes. At the time this transaction was completed, Venture Partners had no other current plans or proposals to cause the Company to issue securities to any person or that would result in any person's acquiring securities. However, on October 11, 1996 the Company, through its subsidiary PDIXF Acquisition Corp. ("PDIXF"), agreed to acquire several product lines of Penril Datacomm Networks, Inc. and its subsidiaries Constant Power, Inc. and Technipower, Inc. In financing that acquisition, the Company and PDIXF issued certain debt instruments and warrants. The acquisition was reported on a Form 8-K dated October 28, 1996. In addition, Venture Partners may, depending upon market conditions and other factors, acquire additional Shares in the future or effect other transactions which would result in any of the actions specified in clauses
(a) through (j) of Item 4 of the Instructions to Schedule 13D. As of the date of this Filing, no specific plans or proposals had been formulated by Venture Partners.

Certain statements contained in the paragraph above regarding matters that are not historical facts, including, among others, statements regarding the Filer's intentions with regard to its investment plans, are forward looking statements (as such term is defined in the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended). Such forward looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward looking statements.



ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

     (a) Prior to September 15, 1995, the Filer beneficially owned 1,367,426 Shares, including: 810,716 restricted Shares issued by the Company as part of its bankruptcy reorganization, 407,240 previously registered and tradeable Shares procured by the Filer from other shareholders, and 149,468 restricted Shares issued to the Filer in exchange for the Filer's forgiveness of $25,000 in principal of short-term working capital loans. After the transfer of the aggregate 1,117,956 Shares described at Item 4, the Filer's beneficial ownership will be reduced to 149,468 Shares, or 6.2% of the Company's issued and outstanding Shares as computed under Rule 13d-3(d)(1)(i).

     In addition to these amounts, Mr. Laskowski owns 10,000 Shares of record and a pension plan trust for the benefit of Mr. Laskowski and Mr. Betts, of which they are trustees, owns 200 Shares. Mr. Laskowski and Mr. Betts are also officers of Millenia Capital Holding LLC, which as of September 15, 1995 owns 1,072,028 Shares, Inverness Corporation, which as of October 11, 1996 owns a warrant convertible into 1,297,963 Shares (as computed under Rule 13d-3(d)(1)(i)), and BRIL Corporation, which as of October 25, 1996 owns 149,468 Shares.

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                                                                      Page 5

     (b)  As of September 15, 1995:

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                        Power  to Vote                 Dispositive  Power
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     Name           Sole           Shared            Sole           Shared
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Mr. Laskowski      10,000       2,519,659 (x)       10,000      2,519,659 (y)
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Mr. Betts            0          2,519,659 (x)         0         2,519,659 (y)
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     x.   Voting power shared between Mr. Laskowski and Mr. Betts.
     y. Dispositive power shared among Mr. Laskowski, Mr. Betts and their spouses.


     -----------------

     The following information is provided as to the spouses of Mr. Laskowski and Mr. Betts:

          a)   Deborah Laskowski; shareholder of the Filer
          b) Business address at Venture Partners Ltd., Mill Crossing, 1224 Mill Street, East Berlin, CT 06023
          c)   Engaged in marketing for an unaffiliated company.
          d)   No criminal convictions or proceedings
          e)   No civil proceedings with regard to security laws
          f)   United States of America

          a)   Kathleen Betts; shareholder of the Filer
          b) Business address at Venture Partners Ltd., Mill Crossing, 1224 Mill Street, East Berlin, CT 06023
          c) Engaged in underwriting as an employee of an unaffiliated insurance company.
          d)   No criminal convictions or proceedings
          e)   No civil proceedings with regard to security laws
          f)   United States of America

c)   None other than those described at Item 5(a) above.

d)   Not applicable.

e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Filer has no current contracts, agreements, understandings or relationships with any other person with respect to shares of the Company's common stock or

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                                                                      Page 6

other securities, except as described in Items 3 and 4(a), which are incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             November 7, 1996
                                             ------------------------------
                                                  (Date)

                                             VENTURE PARTNERS LTD.


                                             By:   /s/ Gary M. Laskowski
                                                 --------------------------
                                                   (Signature)
                                             Name:  Gary M. Laskowski
                                             Title: President